Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MERCURY ECOMMERCE ACQUISITION CORP.

Mercury Ecommerce Acquisition Corp., a corporation organized and existing under the by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

1.
The name of the corporation is Mercury Ecommerce Acquisition Corp. The corporation was originally incorporated pursuant to the DGCL on March 1, 2021, under the name of Mercury Ecommerce Acquisition Corp.

2.
The date of filing of the corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was March 1, 2021, and the date of filing the corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was July 27, 2021.

3.
The Board of Directors of the corporation has duly adopted resolutions setting forth proposed amendments to the Certificate of Incorporation of the corporation (as amended and restated prior to the date hereof), declaring said amendment to be advisable and in the best interests of the corporation and its stockholders and authorizing the appropriate officers of the corporation to solicit the consent of the stockholders therefor, which resolutions setting forth the proposed amendment are substantially as follows:

RESOLVED, that Section 9.2(d) of Article IX of the Amended and Restated Certificate of Incorporation of the corporation is amended and restated to read in its entirety as follows:

“In the event that the Corporation does not consummate a Business Combination by 36 months from the consummation of the Offering, in accordance with the terms of this Amended and Restated Certificate and the Trust Agreement (the “Termination Date”), the Corporation shall (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (x) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes and expenses related to the administration of the Trust Account (less up to $100,000 of such net interest to pay dissolution expenses), by (y) the total number of then outstanding Offering Shares, which redemption will completely extinguish the rights of the Public Stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board in accordance with applicable law, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law.”

4.
That thereafter, said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the DGCL.

[Signature page follows.]

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this 20th day of December, 2022.

/s/ R. Andrew White
R. Andrew White
Chief Executive Officer, President and Director